

to live better

Progenics
Pharmaceuticals, Inc.

2004 Annual Report

Product Development Pipeline

	PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3
		Evaluation of tolerability and pharmacology	Evaluation of tolerability, dosing and activity	Larger scale evaluation of safety and efficacy

Symptom Management & Supportive Care

MNTX – opioid-induced side effects in patients with:

- *Advanced medical illness*
- *Post-operative bowel dysfunction*
- *Chronic pain*

HIV Infection

- *PRO 542*
- *PRO 140*
- *ProVax*

Cancer

PSMA (prostate and other cancers)

- *Vaccines*
  - *Recombinant protein*
  - *Viral vector*
- *Monoclonal antibody*

GMK (melanoma)





Progenics Pharmaceuticals, Inc.

Progenics Pharmaceuticals, Inc. is a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products to treat the unmet medical needs of patients with debilitating conditions and life-threatening diseases. Our principal programs are directed toward symptom management and supportive care and the treatment of HIV infection and cancer. We have five product candidates in clinical development and several others in preclinical development.

A Message from the CEO



Paul J. Maddon, M.D., Ph.D., Founder, Chief Executive Officer and Chief Science Officer

Dear Shareholders:

During the last 12 months, Progenics Pharmaceuticals reached a major milestone – we realized positive results in a pivotal phase 3 clinical trial of our lead product candidate, methylnaltrexone (MNTX) for the treatment of opioid-induced constipation. In addition, we established phase 2 proof-of-concept for the use of MNTX in managing post-operative bowel dysfunction and successfully advanced oral MNTX through initial human studies. These achievements come only three-and-a-half years after in-licensing this compound from academic researchers.

In the area of HIV therapy, we leveraged our research discoveries in the mechanisms of viral entry into a promising product candidate. We advanced the investigational drug PRO 140 into human testing. We also made significant progress in the laboratory in developing a vaccine that may prevent HIV infection.

Preliminary results from a clinical study of a therapeutic prostate cancer vaccine have also shown promise.

Last year's major accomplishments include:

MNTX

- We reported top-line results from a phase 3 clinical trial of MNTX for the treatment of opioid-induced constipation in patients with advanced medical illness (AMI). MNTX induced laxation (bowel movement) within four hours at more than four times the rate of placebo. On average, laxation occurred within about one hour in the MNTX-treated patients. These results were highly statistically significant, and the drug was generally well tolerated in this study.

- We also announced positive top-line results from a phase 2 clinical trial of MNTX for the management of post-operative bowel dysfunction. Patients who received MNTX following colectomy surgery, the removal of a portion of the colon, exhibited an acceleration of gastrointestinal recovery by approximately one day on average compared to placebo. Significant improvements were seen in clinically important measures of gastrointestinal recovery: time to first bowel movement and discharge eligibility from the hospital. MNTX was generally well tolerated in this study, with no reports of serious adverse events related to the drug.

- We completed phase 1 clinical trials of oral formulations of MNTX. Analysis of data from healthy volunteers, who received MNTX at three dose levels, indicated that the drug was well tolerated and exhibited predictable pharmacokinetics.

HIV

- We initiated phase 1 clinical trials of a new HIV therapy – a humanized monoclonal antibody to block infection by inhibiting the ability of the virus to enter healthy cells. PRO 140 is a viral-entry inhibitor that is designed to prevent HIV from gaining access to cells of the immune system. Unlike currently approved therapies, PRO 140 blocks the CCR5 co-receptor, one of the principal portals HIV uses to enter cells.

- In animal testing, our HIV vaccine candidate, ProVax, stimulated the production of specific anti-HIV antibodies. When tested in the laboratory, these antibodies inactivated certain strains of HIV isolated from HIV infected patients. The vaccine-elicited antibodies rendering the virus non-infectious, a critical step in preventing the establishment of HIV infection after initial exposure.

PSMA

- We were awarded grants totaling $8.0 million over four years from the National Institutes of Health to develop novel immunotherapies for prostate cancer based on prostate-specific membrane antigen (PSMA), a promising cancer target. One grant for $3.8 million was awarded to fund the development and clinical testing of a fully human monoclonal antibody directed to PSMA for the treatment of metastatic prostate cancer. An additional grant for $3.6 million was awarded to fund the continued development of a recombinant soluble PSMA vaccine. The vaccine is designed to enable a patient's immune system to recognize prostate cancer cells as foreign and to eliminate them. Finally, a third grant for $0.6 million was awarded to fund continued development of PSMA-targeted immunotoxins.

- Our joint-venture, PSMA Development Company LLC, announced that its recombinant soluble PSMA vaccine generated potent immune responses that recognized human prostate cancer cells in preclinical animal testing. The phase 1 clinical trial of this therapeutic vaccine is designed to evaluate its tolerability and immune-stimulating properties. Preliminary findings showed that certain prostate cancer patients produced anti-PSMA antibodies in response to the vaccine.

THE YEAR AHEAD

MNTX

- We anticipate completing the enrollment and data analysis of our second phase 3 pivotal clinical study of MNTX for the treatment of opioid-induced constipation in patients with AMI and expect to file a New Drug Application with the Food and Drug Administration (FDA) for this indication.

- After meeting with the FDA, we intend to initiate a phase 3 clinical program of MNTX in post-operative bowel dysfunction.

- We are also preparing to initiate a phase 2 trial of an oral formulation of MNTX for opioid-induced constipation in chronic pain patients.

- To maximize the commercial potential of MNTX, we are working towards completing a collaboration with one or more potential partners.

HIV

- PRO 542, which is designed to block HIV attachment to immune system cells, is expected to complete a multi-dose phase 2 clinical study. We plan to review these results from this study with the intent of making a decision regarding the ongoing feasibility of the program.

- PRO 140, an inhibitor of HIV binding to the CCR5 receptor, is scheduled to complete phase 1 studies, and we plan to initiate a first-in-HIV clinical study.

PSMA

- We will complete a phase 1 clinical trial of a novel recombinant soluble vaccine that targets PSMA. We have completed preclinical testing of a PSMA viral-vector vaccine and monoclonal antibody and will start phase 1 studies of these product candidates.

We at Progenics Pharmaceuticals are grateful to our loyal shareholders who share our vision of building a biopharmaceutical company that develops innovative therapies for major unmet medical needs. We also thank the thousands of patients, physicians and healthcare workers who participated in our clinical trials. In the coming year, we pledge to continue to work diligently toward our goal of commercializing our first product and to advance promising new product candidates through the development process.

Paul J. Maddon

Paul J. Maddon, M.D., Ph.D., Founder, CEO, and CSO
April 2005



For terminally ill patients, debilitating constipation is often a consequence of their pain medications.

Symptom management and supportive care

Our lead product candidate is methylnaltrexone (MNTX), an investigational drug in pivotal phase 3 clinical testing. MNTX is designed to reverse the debilitating side effects of opioid pain medications while maintaining pain relief, an important need not currently met by any approved drugs. We are conducting clinical development programs in three different settings: advanced medical illness, post-operative bowel dysfunction, and chronic pain.

Advanced medical illness We are developing MNTX for the treatment of opioid-induced constipation in patients with advanced medical illness (AMI), including cancer, AIDS and heart disease. Approximately 1.0 million deaths occur each year in the U.S. from AMI. Most of these patients receive opioids for pain at the end of life and suffer debilitating constipation.

We have completed the first of two multi-center, double blind, randomized, placebo-controlled phase 3 clinical studies of MNTX for the treatment of opioid-induced constipation in patients with AMI. The results from this study were highly statistically significant and support our efforts to develop MNTX as a drug to restore bowel function in these patients. We are grateful to the patients and families who allowed us to conduct this important study in their homes, the location where most hospice patients are treated.

For this clinical trial, we enrolled 154 patients with a life expectancy of less than six months and a history of opioid-induced constipation despite the use of laxative and stool softeners. The primary efficacy endpoint of the study was whether a single subcutaneous dose of MNTX induced laxation within four hours. On average, approximately 60% of patients receiving either of the two blinded doses of MNTX were able to laxate within four hours, whereas only 13% of the placebo group responded during this time period. Median time to laxation varied between 45 minutes to 70 minutes, depending on the dose level of MNTX. Median time for the placebo group was greater than 24 hours. Preliminary safety information from this study showed that MNTX was generally well tolerated. The most frequent adverse events reported included transient abdominal cramping and flatulence, both of which are necessary physiological prerequisites to a bowel movement in patients with severe constipation.

We are conducting a second pivotal phase 3 clinical trial of MNTX in AMI that is designed to measure the ability of MNTX to induce laxation within four hours and to evaluate its ability to restore patients to a normal bowel schedule of three or more laxations per week. Approximately 130 patients will receive study medication every other day for two weeks at hospice centers in the U.S. and Canada. We expect to complete enrollment of this second pivotal phase 3 trial in mid-2005, and announce results in the second half of 2005.

If the results of our phase 3 clinical trial program of MNTX are sufficiently compelling, we could submit to the FDA an New Drug Application for MNTX as early as the end of 2005. We expect that the FDA would take between six and ten months to act on our application, and that we could, therefore, receive marketing approval as early as 2006.

Why do opioid pain relievers cause side effects?

Narcotic medications such as morphine, codeine and others are the mainstay in controlling severe pain. We estimate that 180 million prescriptions for opioids are written annually in the U.S. Opioids relieve pain by interacting with receptors that are located in the central nervous system. However, opioids also activate receptors outside the central nervous system, resulting, in many cases, in undesirable side effects, including constipation, delayed gastric emptying, nausea and vomiting, itching and urinary retention. Current treatment options for opioid-induced constipation include laxatives and stool softeners, which are only minimally effective. As a result, many patients may have to stop opioid therapy and endure pain in order to obtain relief from opioid-induced constipation and other side effects.



"Opioid-induced constipation causes severe suffering for patients with advanced medical illness who are receiving opioids for their pain."

Jay R. Thomas, MD
Clinical Medical Director
San Diego Hospice



"Patients on opioid pain therapy often experience severe side-effects, which can result in invasive treatments, even hospitalization. Finding a solution to this unmet medical need is important to the overall well-being of hospice patients."

Gail Austin Cooney, MD
Medical Director
Hospice of Palm Beach County



"The ability to provide timely treatment for opioid-induced constipation during periodic home visits is an important aspect of the supportive and palliative care that hospice nurses provide."

Neal E. Slatkin, MD
Director
Department of Supportive Care,
Pain and Palliative Medicine
City of Hope National Medical Center

Phase 3 primary efficacy endpoint: Laxation within 4 hrs



% of patients
70
50
30
10
Placebo
0.15 mg/kg
MNTX
(p<0.0001)
0.30 mg/kg
MNTX
(p<0.0001)

MNTX is being studied in hospice patients with opioid-induced constipation.



Post-operative bowel dysfunction is a major factor of prolonged hospital stay.



Post-operative Bowel Dysfunction

Post-operative Bowel Dysfunction We are developing MNTX for the management of post-operative bowel dysfunction. Of the patients who undergo surgery in the U.S. each year, approximately four million patients are at high risk for developing bowel dysfunction, a serious impairment of the gastrointestinal tract. Post-operative bowel dysfunction is caused by the release of endogenous opioids in response to the trauma of surgery. The opioids patients receive for pain may also exacerbate the problem. Bowel dysfunction is a major factor in increasing hospital stay, as patients are typically not discharged until bowel function is restored.

We have completed a multi-center, double-blind, randomized, placebo-controlled phase 2 clinical trial of MNTX in patients at risk for post-operative bowel dysfunction. The study was conducted in 65 patients who had undergone segmental colectomies, which is the removal of a portion of the colon due to cancer or diverticulitis. Patients who received MNTX exhibited an acceleration of gastrointestinal recovery by approximately one day on average compared to placebo. Significant improvements were seen in both time to first bowel movement and time to discharge eligibility from the hospital, both of which we believe are clinically important measures of gastrointestinal recovery. MNTX was generally well tolerated in this study, with no reports of serious adverse events related to MNTX. We plan to complete a more in-depth analysis of the data and meet with the FDA in 2005 to discuss designing a phase 3 clinical program.

Chronic Pain

How does MNTX work to reverse side effects?

MNTX is designed to reverse certain side effects associated with narcotic pain therapy by displacing opioids from binding sites on specific opioid receptors. As MNTX is not known to cross the blood-brain barrier in humans, it "turns off" the effects of opioids outside the central nervous system, including in the gastrointestinal tract, while preserving opioid analgesic activity within the central nervous system. To date, patients treated with MNTX in addition to opioid pain medications have reported no impairment of pain relief and have experienced a reversal of many of the side effects related to opioids.

Chronic Pain We are developing MNTX for the treatment of constipation in patients receiving opioids for chronic pain. More than 25 million patients in the U.S. suffer from chronic pain, including those suffering from headaches, joint pain, lower-back pain, sickle-cell disease, muscle pain and other disorders. Opioid pain relievers are widely prescribed for these patients, many of whom suffer serious constipation as a result despite the use of laxative and stool softeners. We have conducted two double-blind, randomized phase 1 clinical studies of oral MNTX at three dose levels in a total of 61 healthy volunteers. Analysis of data from these studies indicated that MNTX was well tolerated and exhibited predictable pharmacokinetics. In four clinical studies conducted previously by independent researchers, an oral form of MNTX demonstrated activity against opioid side effects, including relief of opioid-induced constipation. We plan to initiate phase 2 studies of oral MNTX in 2005 in chronic pain patients who experience opioid-induced constipation.



MNTX is being evaluated for its ability to improve patient recovery and accelerate discharge after major abdominal surgery.





"Management of post-operative bowel dysfunction is a major unmet medical need. Clinical data from the phase 2 trial supports the potential of MNTX to shorten the period of post-operative bowel dysfunction following major bowel surgery and reduce the length of hospital stay.

Ideally, post-operative patients should not be discharged until they have return of bowel function. In my experience, there is no benefit to allowing the gastrointestinal tract to remain inactive after surgery – the earlier the bowel becomes active, recovery is accelerated and the patient can be discharged from the hospital sooner."

Eugene R. Viscusi, M.D.
Director
Acute Pain Management Service
Thomas Jefferson University

Phase 2: MNTX accelerated each stage of post-operative recovery by approximately one day


MTNX
Placebo
Days
7
6
5
4
3
2
Liquid Diet
Solid Food Bowel Movement
Discharge Eligible

What is the scope of the AIDS crisis?

The Joint United Nations Program on HIV/AIDS and the World Health Organization estimate that 39 million people worldwide were living with HIV. In high-income countries, 1.6 million people are infected, which includes an estimated 64,000 newly infected individuals. Of these 1.6 million individuals, 1.0 million reside in North America. There were over three million deaths attributed to AIDS during 2004, of which 22,500 were from high-income countries.

Why are new classes of therapy needed for HIV?

Infection by the human immunodeficiency virus, or HIV, causes a slowly progressing deterioration of the immune system resulting in Acquired Immune Deficiency Syndrome, or AIDS. HIV specifically infects cells that have the CD4 receptor on their surface. Cells with the CD4 receptor are critical components of the immune system and include T lymphocytes, monocytes, macrophages and dendritic cells. The devastating effects of HIV are largely due to the multiplication of the virus in these cells, resulting in their dysfunction and destruction.

At present, three classes of products have received marketing approval from the FDA for the treatment of HIV infection and AIDS: reverse transcriptase inhibitors, protease inhibitors and entry inhibitors. Reverse transcriptase and protease inhibitors inhibit two of the viral enzymes required for HIV to replicate once it has entered the cell. Since the late 1990s, many HIV patients have benefited from combination therapy of protease and reverse transcriptase inhibitors. While combination therapy slows the progression of disease, it is not a cure. HIV's rapid mutation rate results in the development of viral strains that are resistant to reverse transcriptase and protease inhibitors. Increasingly, after years of combination therapy, patients begin to develop resistance to these drugs. An additional problem is that many currently approved drugs produce toxic side effects in many patients.

HIV entry inhibitors We are developing viral entry inhibitors that represent a potential new class of drugs for HIV positive patients. HIV infection occurs when the virus binds to a host cell, enters the cell, and by commandeering the cell's own reproductive machinery, creates thousands of copies of itself within the host cell.

Our scientists and their collaborators have made important discoveries in understanding how HIV enters human cells and initiates viral replication. In the 1980s, our founders demonstrated that the initial step of HIV infection involves the specific attachment of the virus to the CD4 receptor on the surface of human immune system cells. In the 1990s, our scientists, in collaboration with researchers at the Aaron Diamond AIDS Research Center, described the discovery of a critical co-receptor for HIV on the surface of human immune system cells. This co-receptor, CCR5, enables fusion of HIV with the cell membrane after binding of the virus to the CD4 receptor. This fusion step results in entry of the viral genetic information into the cell and subsequent viral replication.

Based on our pioneering research, we believe we are a leader in the discovery of viral-entry inhibitors, a promising new class of HIV therapeutics. For the large number of patients who are failing conventional anti-retroviral or combination therapy, we believe viral-entry inhibitors could become the next generation of therapy. We are pursuing several approaches in the research and development of products designed to block entry of HIV into human immune system cells.

PRO 542 PRO 542 is our proprietary antibody-like product candidate that is designed to neutralize HIV by preventing it from attaching to the CD4 receptor on the surface of immune system cells. We are presently conducting a multi-dose, open-label phase 2 clinical study of PRO 542 in patients with advanced disease who are no longer responding to currently available anti-retroviral medications. The goal of the study is to determine if repeat dosing can induce viral load reductions in this setting. Viral load is the concentration of virus in the blood and is a widely used indicator of infection levels. Reduction in viral load is a primary goal of HIV therapy. To date, PRO 542 has been well tolerated. We expect to obtain results from our ongoing phase 2 clinical trial of PRO 542 in the second half of 2005.

PRO 140 PRO 140 is a humanized monoclonal antibody designed to block the ability of HIV to infect cells by inhibiting virus-cell binding. We have designed PRO 140 to target a distinct site on CCR5 without interfering with the normal function of CCR5. We began phase 1 clinical trials in May 2004 to determine the tolerability, pharmacology and immunogenicity of PRO 140 in healthy volunteers. We expect to complete these studies in mid-2005.

PRO 140 has shown promising activity in preclinical studies. In *in vitro* studies, PRO 140 demonstrated potent, broad-spectrum antiviral activity against more than 40 genetically diverse HIV viruses isolated directly from infected individuals. Single doses of a murine-based PRO 140 reduced viral burdens to undetectable levels in an animal model of HIV infection. In mice treated with PRO 140, initially high HIV concentrations became undetectable for up to nine days after a single dose. Additionally, multiple doses of PRO 140 reduced and then maintained viral loads at undetectable levels for the duration of therapy in an animal model of HIV infection. Sustaining undetectably low levels of virus in the blood is a key goal of HIV therapy.

ProVax ProVax is our vaccine product candidate for the prevention of HIV infection or as a therapeutic treatment for HIV-positive individuals. We are currently performing government-funded research and development of the ProVax vaccine in collaboration with the Weill Medical College of Cornell University. ProVax contains critical viral surface proteins whose form closely mimics the structures found on HIV. In animal testing, ProVax stimulated the production of specific anti-HIV antibodies. When tested in the laboratory, these antibodies inactivated certain strains of HIV isolated from infected patients. The vaccine-elicited antibodies were observed to bind to the surface of the virus, rendering it non-infectious.



Viral-entry inhibitors represent a potential new class of therapy for HIV positive patients.



PSMA immunotherapy is designed
to target a key biological marker
found on prostate cancer cells.

What is the status of prostate cancer in the U.S.?

Prostate cancer is the most common form of cancer affecting men in U.S. and is the second leading cause of cancer deaths among men each year. The American Cancer Society estimated that 230,100 new cases of prostate cancer would be diagnosed and that 29,500 men would die from the disease in 2004 in the U.S. Conventional therapies for prostate cancer include radical prostatectomy, in which the prostate gland is surgically removed, radiation and hormone therapies and chemotherapy. Surgery and radiation therapy may result in urinary incontinence and impotence. Hormone therapy and chemotherapy are generally not intended to be curative and are not actively used to treat localized, early-stage prostate cancer.

What is PSMA?

PSMA, or prostate-specific membrane antigen, is a protein that is abundantly expressed on the surface of prostate cancer cells. PSMA is also found on cells in the newly formed blood vessels of most other solid tumors. We believe that PSMA has applications in immunotherapeutics for prostate cancer and potentially other types of cancer.

PSMA immunotherapy Through PSMA Development Company LLC, our joint venture with Cytogen Corporation, we are engaged in research and development programs relating to vaccine and antibody immunotherapeutics based on PSMA. The joint venture has recently completed a phase 1 clinical trial with its therapeutic recombinant PSMA protein vaccine, which is designed to stimulate a patient's immune system to recognize and destroy prostate cancer cells. The vaccine combines the PSMA cancer antigen with an immune stimulant to induce an immune response against prostate cancer cells. This genetically engineered PSMA vaccine generated potent immune responses that recognized human prostate cancer cells in preclinical animal testing. The phase 1 clinical trial is designed to evaluate the tolerabilility and immune-stimulating properties of the vaccine in patients with either newly diagnosed or recurrent prostate cancer. Enrollment in this clinical trial is complete, and preliminary findings showed that certain prostate cancer patients produced anti-PSMA antibodies in response to the vaccine. Additional research is required to optimize the production, immune response and anti-tumor activity of the vaccine before this product candidate will advance to phase 2.

The joint venture is also pursuing a vaccine program that utilizes viral vectors designed to deliver the PSMA gene to immune system cells in order to generate potent and specific immune responses against prostate cancer cells. In preclinical studies, this vaccine generated a potent dual response against PSMA, yielding a response by both antibodies and killer T-cells, the two principal mechanisms used by the immune system to eliminate abnormal cells. The joint venture is completing preclinical development activities on the PSMA viral-vector vaccine. We anticipate initiating phase 1 clinical trials in the second half of 2005.

The joint venture has also developed a fully human monoclonal antibody which binds to PSMA. This antibody is designed to recognize the three-dimensional physical structure of the protein and possess a high affinity and specificity for PSMA. In an animal model of human prostate cancer, our PSMA monoclonal antibody substantially reduced tumor growth by selectively delivering a radioisotope or toxin to human prostate cancer cells. The joint venture expects to commence human clinical trials with a PSMA monoclonal antibody-toxin conjugate in 2006.

Corporate Information

Senior Management

Paul J. Maddon, M.D., Ph.D.
Founder, Chief Executive Officer and Chief Science Officer

Robert A. McKinney, C.P.A.
Chief Financial Officer
Vice President, Finance and Operations and Treasurer

Robert J. Israel, M.D.
Senior Vice President, Medical Affairs

Lynn M. Bodarky, M.B.A.
Vice President,
Business Development and Licensing

Thomas A. Boyd, Ph.D.
Vice President, Preclinical Development and Project Management

Richard W. Krawiec, Ph.D.
Vice President, Investor Relations and Corporate Communications

Alton B. Kremer, M.D., Ph.D.
Vice President, Clinical Research

William C. Olson, Ph.D.
Vice President, Research and Development

Nitya G. Ray, Ph.D.
Vice President, Manufacturing

Board of Directors

Kurt W. Briner
Co-Chairman
President and Chief Executive Officer (retired)
Sanofi Pharma, SA

Paul F. Jacobson
Co-Chairman
Private Investor

Paul J. Maddon, M.D., Ph.D.
Founder, Chief Executive Officer and Chief Science Officer

Charles A. Baker
Chairman, President and Chief Executive Officer (Retired)
The Liposome Company, Inc.

Mark F. Dalton
President
Tudor Investment Corporation

Stephen P. Goff, Ph.D.
Higgins Professor of Biochemistry, Department of Biochemistry and Molecular Biophysics, and Investigator, Howard Hughes Medical Institute, Columbia University

David A. Scheinberg, M.D., Ph.D.
Vincent Astor Chair and Chairman, Molecular Pharmacology and Chemistry Program, Sloan-Kettering and Professor, Weill/Cornell Medical College

Cancer Scientific Advisory Board

Alan N. Houghton, M.D. (Chairman)
Chairman, Immunology Program, Sloan-Kettering and Professor, Weill/Cornell Medical College

David B. Agus, M.D.
Research Director, Prostate Cancer Institute, Cedars-Sinai Medical Center

Angus G. Dagleish, M.D., Ph.D.
Chairman and Professor of Medical Oncology, St. George's Hospital, London

Samuel J. Danishefsky, Ph.D.
Kettering Professor and Head, Bioorganic Chemistry, Sloan-Kettering Institute and Professor of Chemistry, Columbia University

Warren D.W. Heston, Ph.D.
Director, Research Program in Prostate Cancer; Staff. Dept. of Cancer Biology, Lerner Research Institute; Staff, Urological Institute, Cleveland Clinic Hospital, Cleveland Clinic Foundation

Philip O. Livingston, M.D.
Member, Sloan-Kettering and Professor, Weill/Cornell Medical College

John Mendelsohn, M.D.
President, The University of Texas M. D. Anderson Cancer Center

David A. Scheinberg, M.D., Ph.D.
Vincent Astor Chair and Chairman, Molecular Pharmacology and Chemistry Program, Sloan-Kettering and Professor, Weill/Cornell Medical College

Virology Scientific Advisory Board

Stephen P. Goff, Ph.D. (Chairman)
Higgins Professor of Biochemistry, Department of Biochemistry and Molecular Biophysics, and Investigator, Howard Hughes Medical Institute, Columbia University

Dennis R. Burton, Ph.D.
Professor of Immunology,
The Scripps Research Institute

Lawrence A. Chasin, Ph.D.
Professor of Biological Sciences, Columbia University

Leonard Chess, M.D.
Professor of Medicine,
Columbia University

Wayne A. Hendrickson, Ph.D.
Professor of Biochemistry,
Columbia University

Sherie L. Morrison, Ph.D.
Professor of Microbiology,
University of California, Los Angeles

Robin A. Weiss, Ph.D.
Professor of Viral Oncology, Department of Immunology and Molecular Pathology,
University College, London

Other Scientific Consultants

Scott M. Hammer, M.D.
Chief, Division of Infectious Diseases, Professor of Medicine, Columbia University

Jonathan Moss, M.D., Ph.D.
Professor, Department of Anesthesia and Critical Care, and Vice Chairman for Research, University of Chicago Medical Center

Stockholders' Information

Securities and Related Information

The Company's Common Stock is traded on The Nasdaq National Market under the symbol PGNX. As of March 30, 2005 the Company had approximately 140 stockholders of record.

The following table sets forth the reported high and low sales prices

for the Company's Common Stock as reported by Nasdaq for the periods indicated:

	High	Low
2004		
First Quarter	23.45	17.60
Second Quarter	20.79	14.85
Third Quarter	16.92	8.50
Fourth Quarter	18.08	12.25
2005		
First Quarter	24.40	14.09

Company Information

For general and financial information about the Company, please contact:

Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591

Phone: 914.789.2800
Fax: 914.789.2817

E-mail: info@progenics.com
Website: www.progenics.com

Annual Meeting of Stockholders

The annual meeting will be held at 10:00 am on Tuesday, May 10, 2005.

Landmark at Eastview
Westchester Room
777 Old Saw Mill River Road,
Tarrytown, New York, 10591.

A formal notice of the meeting with a proxy statement will be mailed to each stockholder.

Transfer Agent

American Stock Transfer
and Trust Company
40 Wall Street
New York, New York 10005

Independent Accountants

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017

Legal Counsel

Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019

Disclaimer: The photographs of individuals in this annual report, who are not identified by name, are not those of actual patients, but those of unrelated third parties.

Design:
Bloch Graulich Whelan Inc / NY

Safe Harbor Statement

This annual report contains forward-looking statements that involves risks and uncertainties . Any statements contained herein that are not statements of historical fact may be forward-looking statements. When the Company uses the words 'anticipates,' 'plans,' 'expects' and similar expressions they are identifying forward-looking statements. Such forward-looking statements involve risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such factors include, among others, the uncertainties associated with product development, the risk that clinical trials will not commence when or proceed as planned, the risks and uncertainties associated with dependence upon the actions of the Company's corporate, academic and other collaborators and of government regulatory agencies ,the risk that our licenses to intellectual property may be terminated due to our failure to have satisfied performance milestones, the risk that products that appear promising in early clinical trials do not demonstrate efficacy in larger-scale clinical trials ,the risk that we may not be able to manufacture commercial quantities of our products, the uncertainty of future profitability and other factors set forth more fully in the Company's Form 10-K for the fiscal year ended December 31, 2004 and other periodic filings with the Securities and Exchange Commission to which investors are referred for further information. In particular, the Company cannot assure you that any of its programs will result in a commercial product. The Company does not have a policy of updating or revising forward-looking statements, and thus it should not be assumed that the Company's silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.



Progenics
Pharmaceuticals, Inc.

777 Old Saw Mill Road
Tarrytown, New York 10591
Phone: 914-789-2800
Fax: 914-789-2817
E-mail: info@progenics.com
Website: www.progenics.com